SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                                Lattice Group plc
                        (Name of foreign utility company)

                             National Grid Group plc
    (Name of filing company, if filed on behalf of a foreign utility company)



     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rule 57, National Grid Group plc files this form to notify the Securities and Exchange Commission that Lattice Group plc is, and claims status as, a foreign utility company ("FUCO") within the meaning of
Section 33 of the Act.

Item 1. State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

     The name and business address of the entity claiming FUCO status within the meaning of section 33 of the Act is Lattice Group plc ("Lattice"), located at 130 Jermyn Street, London SW1Y 4UR, United Kingdom. Lattice is a public limited company formed under the laws of England and Wales. Lattice indirectly owns, operates and develops the substantial majority of Great Britain's gas transportation and distribution system.

     For administrative and regulatory purposes Lattice is subdivided into two subsidiary holding groups: Transco Holdings plc and Lattice Group Holdings Ltd. Transco plc ("Transco"), Transco Holdings plc's principal subsidiary, is the owner, operator and developer of the substantial majority of Great Britain's natural gas transportation and distribution system.

     Transco receives gas from several coastal reception terminals around Great Britain, and transports it to the meters of more than 20 million industrial, commercial and domestic customers. Its network is made up of approximately 4,100 miles of high-pressure pipeline and approximately 170,300 miles of lower pressure pipeline comprising regional transmission and distribution systems. An interconnector to Belgium links Transco's own gas transportation system to



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continental Europe's high-pressure gas grid. A second interconnector supplies gas to Eire and Northern Ireland. Both of these interconnectors are owned by third parties. Transco provides gas transportation and distribution services, but does not sell the commodity gas to the end-use customer. Transco transports gas for approximately 45 gas shippers.

     In addition, Lattice owns, through its ownership in Lattice Group Holdings Ltd., an interest in other companies engaged in energy and water services, telecommunications, management solutions, network services, real estate and leasing. Such interests represent a small part of Lattice's overall business and are broadly related to its principal business of gas transportation and distribution.

     As of July 31, 2002, Vidacos Nominees Ltd. held, as nominee, 5.46% of the issued and outstanding shares of Lattice.

Item 2. State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

     Lattice currently has no domestic associate public-utility companies. Upon the consummation of the merger of Lattice and National Grid Group plc, the following companies will be domestic associate companies of Lattice (collectively the "Domestic Utility Associates"):

                  Niagara Mohawk Power Company
                  New England Power Company
                  Narragansett Electric Company
                  Granite State Electric Company
                  Massachusetts Electric Company
                  Nantucket Electric Company
                  New England Electric Transmission Corporation
                  New England Hydro-Transmission Corporation
                  New England Hydro-Transmission Electric Company, Inc.

     The Domestic Utility Associates are directly or indirectly owned by National Grid USA, a registered holding company, which is in turn owned by a series of intermediate registered holding companies, National Grid Holdings Inc., National Grid General Partnership, National Grid (US) Partner 2 Limited, National Grid (US) Partner 1 Limited, National Grid (US) Investments 4 and National Grid (US) Holdings Limited. National Grid Group plc is at the top of this chain of companies.

     Lattice will be related to the Domestic Utility Associates only in that they will be members of the same holding company system under National Grid Group plc. Lattice and its subsidiaries may provide services to and receive services from the Domestic Utility Associates subject to applicable provisions of the Act and the rules, regulations and orders thereunder.


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     The Domestic Utility Associates will not have an interest in Lattice and will not provide any consideration for the acquisition of Lattice.

EXHIBIT A.

Not applicable.


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                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                             National Grid Group plc



                             By: /s/ Kirk L. Ramsauer
                                 --------------------
                             Kirk L. Ramsauer
                             Deputy General Counsel
                             National Grid USA



Date:  September 24, 2002



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